Exhibit 99.2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Triple Flag Precious Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Triple Flag Precious Metals Corp. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 21, 2023

We have served as the Company’s auditor since 2018.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Triple Flag Precious Metals Corp.
Consolidated Balance Sheets

As at December 31 ($US thousands)	2022	2021
ASSETS
Cash and cash equivalents (Note 7)	$71,098	$40,672
Amounts receivable and prepayments (Note 8)	9,603	7,024
Other financial assets (Note 11)	9,906	13,672
Loans receivable (Note 10)	-	9,688
Inventory (Note 9)	-	1,372
Current assets	90,607	72,428

Mineral interests (Note 12)	1,228,171	1,225,233
Loans receivable (Note 10)	11,096	-
Other assets (Note 14)	4,547	3,151
Deferred income tax (Note 23)	2,610	2,597
Non-current assets	1,246,424	1,230,981
TOTAL ASSETS	$1,337,031	$1,303,409

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities (Note 15)	$11,320	$3,866
Lease obligation - current (Note 16)	277	270
Income tax payable	989	334
Current liabilities	12,586	4,470

Lease obligation - non current (Note 16)	1,640	857
Deferred income tax (Note 23)	1,485	2,434
Other non-current liabilities	2,841	1,026
Non-current liabilities	5,966	4,317

Shareholders' equity
Share capital (Note 24)	1,250,194	1,253,013
Retained earnings	63,670	40,298
Other	4,615	1,311
	1,318,479	1,294,622
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,337,031	$1,303,409

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors

(s) Shaun Usmar	(s) Susan Allen
Shaun Usmar, Director	Susan Allen, Director

Triple Flag Precious Metals Corp.
Consolidated Statements of Income

For the years ended December 31 ($US thousands, except per share information)	2022	2021
Revenue (Note 28)	$151,885	$150,421

Cost of sales
Cost of sales excluding depletion	14,796	13,496
Depletion	50,085	53,672
Gross profit	87,004	83,253

General administration costs (Note 18)	15,516	12,213
Business development costs (Note 18)	2,976	771
Impairment charges (Note 13)	3,600	-
Sustainability initiatives	805	855
IPO readiness costs	-	670
Operating income	64,107	68,744

Gain on disposition of mineral interests (Note 6h)	2,099	-
Decrease in fair value of other financial assets (Note 11)	(4,066)	(10,786)
Finance costs, net (Note 19)	(1,413)	(5,673)
Other expense	(500)	-
Loss on derivatives	-	(297)
Foreign currency translation loss	(352)	(25)
Other (expenses) income	(4,232)	(16,781)

Earnings before income taxes	59,875	51,963
Income tax expense (Note 23)	(4,789)	(6,436)
Net earnings	$55,086	$45,527

Earnings per share (Note 31)
Basic	$0.35	$0.31
Diluted	$0.35	$0.31

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.
Consolidated Statements of Comprehensive Income

For the years ended December 31 ($US thousands)	2022	2021
Net earnings	$55,086	$45,527
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on derivative designated as cash flow hedge	-	34
Unrealized tax (expense) recovery on derivative designated as cash flow hedge	-	(9)
Realized loss on derivative designated as cash flow hedge	-	297
Realized tax (recovery) on derivative designated as cash flow hedge	-	(79)
Total other comprehensive income	-	243
Total comprehensive income	$55,086	$45,770

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.
Consolidated Statements of Cash Flows

For the years ended December 31 ($US thousands)	2022	2021
Operating activities
Net earnings	$55,086	$45,527
Adjustments for the following items:
Depletion of mineral interests	50,085	53,672
Non-cash cost of sales related to prepaid gold interest (Note 6d)	836	-
Amortization (Note 18)	374	399
Impairment charges (Note 13)	3,600	-
Gain on disposition of mineral interests (Note 6h)	(2,099)	-
Decrease in fair value of other financial assets (Note 11)	4,066	10,786
Stock option expense	3,304	1,311
Income tax expense (Note 23)	4,789	6,436
Finance and other costs	3,766	6,412
Operating cash flow before working capital and taxes	123,807	124,543
Income taxes paid	(5,031)	(5,303)
Change in working capital (Note 30)	(400)	775
Operating cash flow	118,376	120,015

Investing activities
Acquisition of mineral interests	(52,280)	(51,263)
Proceeds on disposition of mineral interests (Note 6h)	4,500	-
Proceeds on sale of investments	6,258	3,440
Acquisition of investments	(2,594)	(322)
Acquisition of prepaid gold interest (Note 6d)	(4,800)	-
Net cash used in investing activities	(48,916)	(48,145)

Financing activities
Proceeds from long-term debt	-	44,000
Repayments of long-term debt	-	(319,000)
Proceeds from share issuance	-	245,115
Normal course issuer bid purchase of common shares (Note 24)	(4,127)	(1,679)
Dividends paid (Note 24)	(30,406)	(14,838)
Repayments and interest on lease obligation	(359)	(339)
Payments of interest and other financing fees	(2,014)	(5,094)
Debt issue costs and other	(1,844)	-
Net cash used in financing activities	(38,750)	(51,835)
Effect of exchange rate changes on cash and cash equivalents	(284)	-
Increase in cash and cash equivalents during the period	30,426	20,035
Cash and cash equivalents at beginning of the period	40,672	20,637
Cash and cash equivalents at end of the period	$71,098	$40,672

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.
Consolidated Statements of Changes in Equity

($US thousands, except share information)	Common Shares	Share Capital	Retained Earnings (deficit)	Accumulated Other Comprehensive Income (Loss)	Other	Total
At January 1, 2021	135,903,392	$1,009,151	$10,035	$(243)	$-	$1,018,943

Issuance of shares	20,289,323	245,115	-	-	-	245,115
Normal course issuer bid purchase of common shares	(155,978)	(1,253)	(426)	-	-	(1,679)
Stock-based compensation	-	-	-	-	1,311	1,311
Net earnings	-	-	45,527	-	-	45,527
Dividends	-	-	(14,838)	-	-	(14,838)
Other comprehensive income	-	-	-	243	-	243

Balance at December 31, 2021	156,036,737	$1,253,013	$40,298	$-	$1,311	$1,294,622

At January 1, 2022	156,036,737	$1,253,013	$40,298	$-	$1,311	$1,294,622

Normal course issuer bid purchase of common shares	(351,144)	(2,819)	(1,308)	-	-	(4,127)
Stock-based compensation	-	-	-	-	3,304	3,304
Net earnings	-	-	55,086	-	-	55,086
Dividends	-	-	(30,406)	-	-	(30,406)

Balance at December 31, 2022	155,685,593	$1,250,194	$63,670	$-	$4,615	$1,318,479

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019 under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The consolidated financial statements of TF Precious Metals for the years ended December 31, 2022 and 2021 comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a gold-focused streaming and royalty company. The revenues are generated from a diversified portfolio of properties in Australia, Canada, Colombia, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) under the historical cost convention, as modified by certain financial assets. Certain comparative figures have been reclassified to conform to current year presentation. These consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on February 21, 2023.

3. Summary of significant accounting policies

The significant accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a.            Consolidation principles

The consolidated financial statements incorporate the financial statements of TF Precious Metals and its wholly owned subsidiaries: Triple Flag International Ltd. (“TF International”), TF R&S Canada Ltd., TF Australia Holdings Ltd. and Triple Flag USA Royalties Ltd.

Subsidiaries are fully consolidated from the date on which the Company acquires control. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, revenues and expenses between the parent and its subsidiaries are eliminated on consolidation.

The principal subsidiaries of the Company and their geographic locations at December 31, 2022 were as follows:

Entity	Location	Ownership
Triple Flag International Ltd.	Bermuda	100%
TF R&S Canada Ltd.	Canada	100%
TF Australia Holdings Ltd.	Canada	100%
Triple Flag USA Royalties Ltd.	United States	100%

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

b.            Foreign currency

The presentation and functional currency of the Company is the United States dollar (‘‘USD’’). The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the entity operates. Due to the following factors, the functional currency of each entity is USD:

•	revenues are based on commodities that are actively traded and denominated in USD;
•	the cash component of cost of sales is linked to commodity prices that are denominated in USD;
•	the capital management strategy is aimed at keeping most of the Company’s cash balances in USD;
•	capital is raised in USD; and
•	investments are made predominantly in USD.

Foreign currency transactions are translated into the entity’s functional currency using the exchange rate prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income and comprehensive income. Non-monetary assets and liabilities arising from transactions denominated in foreign currencies are translated at the historical exchange rates prevailing at each transaction date.

c.            Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with original maturities of 90 days or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

d.            Inventory

Precious metals delivered under a precious metal purchase and sale agreement and related interests are recorded as inventory on the date of delivery. The amount recognized as inventory comprises the ongoing cash payments made by the Company pursuant to the agreement, capitalized depletion associated with the respective metal delivered, as well as the fair value of metal delivered under the prepaid gold interest. Inventory is valued at the lower of cost and net realizable value and cost is determined on the first-in first-out basis.

e.            Mineral interests

General

Mineral interests represent stream agreements for which settlement is called for in the delivery of a percentage of production of precious metal from a mine and royalty agreements. The major categories of the Company’s interests are producing mines and development or exploration projects. Producing assets are those that generate revenue from operations for the Company or are expected to generate revenue within the next year. Development stage projects are those that are not yet producing, but where, in management’s view, the technical feasibility and commercial viability of extracting Mineral Resources are identifiable. Exploration stage assets represent interests on projects where the technical feasibility and commercial viability of extracting Mineral Resources are not demonstrable. Mineral interests for producing and development stage assets are recorded at cost and capitalized as tangible assets with finite lives in accordance with IAS 16, Property, Plant and Equipment. They are subsequently measured at cost less accumulated depletion and accumulated impairment charges. Exploration stage projects are recorded and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources (‘‘IFRS 6’’).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The cost of the mineral interest comprises the purchase price and any costs directly attributable to acquiring the interest. In the event that an acquisition contains more than one commodity, the fair value of an allocation to each commodity is based on the discounted expected and modeled relative cash flows from each commodity in the stream arrangement over the life of the streams.

The acquisition costs of recoverable resources which comprise Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator (‘‘converted resources’’), are recorded as a depletable asset on the acquisition date.

The Company uses the following criteria in its assessment of technical feasibility and commercial viability:

•	Geology and Mineral Resources: assessment of the location, quantity, grade or quality, continuity and other geological characteristics of a mineral deposit, the basis of estimates and interpretations from specific geological evidence and knowledge, including sampling.
•	Mineral Reserves: consideration of all relevant modifying factors pertinent to Mineral Resources to determine Mineral Reserves; these include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
•	Technical studies: the status and extent of technical studies, specifically feasibility, preliminary feasibility and preliminary economic assessments, within the context of the foregoing.

On acquisition of a mineral interest, an allocation of its fair value is attributed to the exploration potential of the mineral interest. The value associated with exploration potential is the value beyond proven and probable reserves and converted resources at acquisition, and is classified as non-depletable until such time as it is transferred to the depletable category. Updated Mineral Resources and Mineral Reserves information obtained from the operators of the properties is used to assess the amount to be converted from non-depletable interest to depletable interest. If the cost of a mineral interest includes any contingent consideration, the contingent consideration is measured at fair value on the date of the acquisition and included in the cost of the mineral interest. Subsequent changes in fair value of the contingent consideration are recorded against the cost of the mineral interest acquired.

Depletion

Mineral interests in producing mines are depleted based on deliveries of precious metal under the stream agreement or payment of royalties under royalty agreements over the Company’s attributable share of total estimated recoverable resources to be produced at the mine. The life of the mineral properties is estimated using life of mine (‘‘LOM’’) models specifically associated with the mineral properties which include Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator. Where LOM models are not available for a mineral property, the Company uses publicly available information related to the mineral interest to estimate the life of the property and portion of Mineral Resources that the Company expects to be converted into Mineral Reserves. Where LOM models and publicly available Mineral Reserves and Mineral Resources statements are not available, depletion is based on the Company’s best estimate of the volumes to be delivered under the contract. The Company relies on information it is entitled to under contracts with operators and/or public disclosures of information on Mineral Reserves and Mineral Resources from the operators of the producing mineral interests. Any changes to depletion rates are accounted for prospectively as a change in estimate.

Depletion for development and exploration stage projects does not begin until revenue generating activities begin.

Impairment

Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed (together, impairment indicators). If impairment indicators exist, management shall estimate the recoverable amount of the asset. Management applies significant judgment in assessing whether impairment indicators exist. These include, among others, significant adverse changes to: (i) cost considerations, (ii) current and forecasted commodity prices, (iii) industry or economic trends, and (iv) relevant operators’ information.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The carrying values of mineral interests are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Management considers each precious metal purchase and sale agreement or royalty agreement to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other interests in accordance with IAS 16, Impairment of Assets.

Where impairment indicators are identified, an asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

The recoverable amount of the asset is the greater of its fair value less cost of disposal (‘‘FVLCD’’) and value in use (‘‘VIU’’). In determining the recoverable amount, the Company focuses on FVLCD as this will generally be greater than or equal to VIU. The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm’s length transaction. Where appropriate, the Company uses VIU, which is calculated using the present value of future cash flows expected to be derived from an asset. Impairment charges are included in the ‘‘Impairment charges’’ line within the consolidated statements of income and comprehensive income.

An impairment charge is reversed if there is an indication that an impairment charge recognized in prior periods may no longer exist or may have decreased since the impairment charge was recognized. Impairment charges can be reversed only to the extent that the recoverable amount exceeds the carrying amount that would have been determined had no impairment been recognized previously.

Exploration stage projects are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized when the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. When exploration stage projects are reclassified to either development stage or producing stage, the project is tested for impairment. Any resulting impairment charge is recognized in the consolidated statements of income and comprehensive income.

f.            Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and over the following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	3 – 5 years
Right-of-use asset	Lease term

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate. Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset, and are included as part of other gains (losses) in the consolidated statements of income and comprehensive income.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

g.            Intangibles

Intangibles comprise the initial software and configuration cost of the Company’s enterprise resource planning system. Definite-lived intangible assets acquired separately are initially recognized at cost. The cost of assets acquired separately includes directly attributable costs to bring the asset to its intended use.

Subsequent to initial recognition, the intangible asset is carried at cost less accumulated amortization and accumulated impairment losses. The amortization of computer software is recorded on a straight-line basis over an estimated useful life of five years.

h.            Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to prepare for their intended use or sale. As of December 31, 2022 and 2021, the Company has not identified any qualifying assets.

Other borrowing costs are expensed in the period in which they are incurred.

i.            Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of income and comprehensive income except to the extent that they relate to a business combination, or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
•	temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

j.            Revenue from contracts with customers

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other related interests. Revenue is measured at the fair value of the consideration received or receivable for the sale of precious metals and/or receipt of mineral royalties in the ordinary course of the Company’s activities.

For streaming interests, gold, silver and diamonds acquired from the mine operator under stream arrangements are sold by the Company to external customers through a third-party broker. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity, and payment of the transaction price is generally due immediately when control has been transferred.

For royalty interests, commodities are either sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held, or revenue is generated through other related royalty interests. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risk and rewards of ownership transfer to the customer and the Company has an unconditional right to payment under the royalty agreement. Revenue from the royalty arrangement is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is the percentage of gross revenues associated with the commodity sold less contractually allowable costs, if any, per the terms of the royalty arrangement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

k.            Cost of sales excluding depletion

Cost of sales excluding depletion is recorded at the price paid to the operator under the relevant purchase agreement, as well as at the fair value of inventory delivered under the prepaid gold interest.

l.            Financial instruments

Initial recognition and measurement

Financial assets and financial liabilities are recognized on the Company’s consolidated balance sheets when the Company has become a party to the contractual provisions of the instrument.

Financial instruments are recognized initially at fair value. After initial recognition, non-derivative financial instruments are classified and measured as described below. Transaction costs associated with financial instruments are amortized over the term of the instrument.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (‘‘FVOCI’’) - debt investment; and fair value through profit and loss (‘‘FVTPL’’). The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial assets.

a)            Debt instrument

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income, foreign currency translation gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets measured at amortized cost include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments) and notes receivable (included in other assets).

Receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are all due for settlement within 45 days and are therefore classified as current. Amounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Company holds the receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Financial assets that are held for collection of contractual cash flows (where the contractual cash flows represent solely payments of principal and interest) and for sale, are measured at FVOCI. Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

b)             Prepaid Gold Interest

The Company purchases certain estimated amounts of gold by providing an initial deposit that is recorded as a prepaid gold interest. The prepaid gold interest meets the definition of a financial asset in accordance with financial instrument standards and is classified as FVTPL. The prepaid gold interest is measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income.  Prepaid gold deliveries are recorded in inventory at the fair value of the gold on the delivery date. At the time such gold inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

c)            Equity instrument

The Company measures all equity instruments at FVTPL. Changes in the fair value of financial assets at FVTPL are recognized in ‘‘Increase (decrease) in fair value of investments’’ in the statements of income and comprehensive income. Equity instruments include equity investment and warrants.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Financial liabilities

On initial recognition, a financial liability is classified as measured at amortized cost or FVTPL. Financial liabilities are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial liabilities.

Amounts payable and other liabilities, lease obligation and long-term debt are accounted for at amortized cost.

Impairment

The Company recognizes loss allowances for expected credit losses (‘‘ECLs’’) on financial assets measured at amortized cost.

The Company applies the simplified approach permitted by IFRS 9, Financial Instruments (‘‘IFRS 9’’) for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the ECLs, receivables have been grouped based on shared credit risk characteristics and the days past due.

Receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on receivables are presented as net impairment losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, canceled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

m.            Derivative instruments and hedge accounting

Derivative instruments are recorded at fair value on the balance sheet, classified based on contractual maturity. Derivative instruments are classified as hedges of fair value of recognized assets or liabilities or firm commitments (‘‘fair value hedges’’), hedges of highly probable forecasted transactions (‘‘cash flow hedges’’) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Cash flow hedges

Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income (‘‘OCI’’). The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in OCI are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability. When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in OCI at that time remains in OCI and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in OCI is immediately transferred to the consolidated statements of income.

n.            Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

o.            Earnings per share

Earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period.  Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of the common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. The Company had no dilutive instruments for the years ended December 31, 2022 and 2021. In the event of a share consolidation or share split, the calculation of basic and diluted earnings per share is adjusted retrospectively for all periods presented.

p.            Segment reporting

The Company’s business is organized and reported as a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. The Company’s chief operating decision-maker, the Chief Executive Officer (‘‘CEO’’), makes capital allocation decisions, reviews operating results and assesses performance.

q.            Share-based payments

The Company offers equity-settled (Stock Option Plan (“SOP”)), cash-settled (Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)) awards to certain employees, officers and Directors of the Company.

Equity-settled awards are measured at fair value using the Black-Scholes model with market-related inputs as of the date of the grant. The cost is recorded over the vesting period of the award and recorded in general administration costs with the corresponding entry recorded in equity. Equity-settled awards are not re-measured subsequent to the initial grant date.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The Company uses the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate which is estimated based on a number of factors, including historical forfeiture rates and expectations of future forfeiture rates. The Company make adjustments if the actual forfeiture rate differs from the expected rate.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares at the date of the grant of the award and are required to be re-measured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded in general administration costs. The cost of cash-settled awards is recorded within liabilities until settled.

Stock option plan

Under the Company’s SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board, which may not be less than the fair market value of a common share (being the volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) on the five trading days immediately prior to the applicable date on which the stock option is granted). The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved and communicated to the employee. Stock options vest equally over three years and have a seven year expiry. The SOP arrangement has graded vesting terms. The cost of the instruments issued under the SOP is calculated using the Black-Scholes model. The cost is adjusted by the expected forfeiture rate, which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Restricted share units

Under the Company’s RSU plan, certain employees and officers are granted RSUs where each RSU has a value equal to one common share. The RSUs have a 36-month cliff vesting period and are settled in cash 36 months after the grant date. Additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general and administration costs.

Deferred share units

Under the Company’s DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive all of their annual retainer in the form of DSUs. Each DSU has the same value as one common share of Triple Flag. DSUs must be retained until the Director leaves the Board. Following an eligible Director ceasing to hold all positions with the Company, the Director will receive a payment in cash at the fair market value of the common shares represented by his or her DSUs on the Director’s elected redemption date. Additional DSUs are credited to reflect dividends paid on common shares. A liability for DSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

r.            Sustainability initiatives

Sustainability initiatives represent costs the Company incurs on various Environmental, Social and Governance (“ESG”) activities. These include acquiring carbon offsets to counter the Company’s carbon footprint, which consists of greenhouse gas emissions associated with its direct business activities, as well as its share of emissions associated with the production of attributable metal to the point of saleable metals by its counterparties. Sustainability initiatives also include funding of bursary programs for post-secondary students in South Africa and local community programs in Australia, as well as various social initiatives, including donations. These costs are expensed in the statement of income as they are incurred.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies, which are described in Note 3, the reported amounts of assets and liabilities and disclosure of commitments at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, and current and expected economic conditions. Actual results could differ from those estimates.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty and judgments used in the preparation of these consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year, are discussed below.

Mineral Reserves, Mineral Resource estimates and depletion

Mineral interests represent agreements for which settlement is called for in the payment of royalties or the multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company’s assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company’s consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves is applied in estimating future deliveries under the agreement and determines rates of depletion and recoverability of the carrying value of the mineral interests.

In assessing the Company’s estimates of Mineral Resources and Mineral Reserves for a specific property, the Company assesses public disclosures of Mineral Resources and Mineral Reserves released by the operators and, if available, the associated mine plan to estimate total expected deliveries under the agreement.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

•	estimates of mine operating costs;
•	foreign exchange rates and commodity prices;
•	terms for offtake agreements;
•	future development costs; and
•	geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The Company estimates exploration potential based on:

•	the size of the land package applicable to the agreement;
•	the cost and intensity of exploration programs proposed by the mine operator;
•	geological structures; and
•	ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

Impairment

As at December 31, 2022, the Company identified an indicator of impairment for the Beaufor mineral interest. As a result, the Company performed an impairment assessment, resulting in an impairment charge recognized in the consolidated statements of income and comprehensive income. Refer to Note 13 for additional disclosures.

Income taxes

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other potential countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, governmental charges, duties or impositions.

Business combinations

The assessment of whether an acquisition meets the definition of a business or is considered the acquisition of an asset is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, that of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of Mineral Resources and Mineral Reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

5. Adoption of accounting policies

New accounting standards effective in 2022

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2022.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

6. Key developments

a.	Clean Air Metals NSR Royalty

On December 19, 2022, the Company entered into a royalty purchase agreement with Clean Air Metals Inc. to acquire a 2.5% net smelter returns (“NSR”) royalty on the Thunder Bay North Project in Northern Ontario, Canada for C$15,000. The first tranche of C$10,000 was funded and the remaining C$5,000 will be paid within the following 90 days subject to certain conditions. Clean Air Metals Inc. has the right to buy down up to 40% of the NSR royalty and to reduce the NSR royalty percentage to 1.5% on or before December 19, 2025 for C$10,500. Clean Air Metals Inc. has also granted Triple Flag a right of first refusal on any future stream, royalty, or similar financing for the Thunder Bay North Project and an area of interest around the project. Subsequent to the year-end, Clean Air Metals Inc. withdrew Mineral Resource Estimate and the previous preliminary economic assessment (“PEA”) with regards to its Current deposit. The Company considered this along with other information and concluded that there was no impact to the carrying value of its investment at December 31, 2022.

b.	Gross Revenue Return and Stream on Prieska

On December 13, 2022, the Company announced that it had entered into definitive agreements with Orion Minerals Ltd. (“Orion”) for the acquisition of the A$10,000 gross revenue return (“GRR”) agreement and US$80,000 gold and silver stream on the Prieska copper-zinc mine in South Africa (the “Prieska Stream”).

The GRR provides Triple Flag with an entitlement to 0.8% of gross revenue from future production at the Prieska mine. The Prieska Stream required Orion to deliver Triple Flag 84% of payable gold and 84% of reference gold and 84% of reference silver, until 94.3 koz and 5,710 koz of gold and silver, respectively, have been delivered. Thereafter, the payable gold and silver under the Prieska Stream will be reduced to 50% for the remaining mine life. The Company will make ongoing payments of 10% of the spot gold price for each ounce of gold and 10% of the spot silver price for each ounce of silver delivered under the Prieska stream.

Payable gold and silver for the purposes of the Prieska Stream are determined using a fixed ratio to copper in concentrate until the respective delivery thresholds are met – 0.359 ounces of payable gold per tonne of copper contained in concentrate and 21.736 ounces of payable silver per tonne of copper contained in concentrate. Closing of the GRR is subject to obtaining approvals, and closing of the Prieska stream is conditional on obtaining approvals, the mine development being fully funded and Orion finalizing a mine plan to the Company’s satisfaction.

c.	Normal Course Issuer Bid

In November 2022, Triple Flag received approval from the TSX to renew its normal course issuer bid (“NCIB”). Under the NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023. Daily purchases will be limited to 9,186 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2022 to October 31, 2022 (being 36,744 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. In November 2022, Triple Flag also re-established an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB to allow for the purchase of common shares under the NCIB at times when Triple Flag would ordinarily not be permitted to purchase common shares due to regulatory restrictions and customary self-imposed blackout periods. As at December 31, 2022, the Company did not instruct the designated broker to make purchases under the ASPP.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

d.	Pumpkin Hollow (97.5% gold and silver stream and 2% Open Pit Royalty)

On October 28, 2022, Nevada Copper Corp. (“Nevada Copper”) signed a restart financing package to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this financing package, the Company provided $30,000 of funding, consisting of a payment of $26,192 for increasing the existing net smelter returns royalty on Nevada Copper’s open pit project from 0.7% to 2.0% and acceleration of the $3,808 remaining funding under the metal purchase and sale agreement. Nevada Copper will have the option to buy down the royalty by 1.3% to the original 0.7% for $33,000 until the earlier of (i) 24 months from the date that the amended and restated Open Pit royalty agreement is entered into; or (ii) a change of control of Nevada Copper.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended to provide for a new tranche of up to $25 million, of which the Company has committed $5 million.

e.	Steppe Gold Prepaid Gold Interest

On September 26, 2022, the Company entered into an agreement with Steppe Gold Ltd. to acquire a prepaid gold interest (the “Steppe Gold Prepaid Gold Interest”). Under the terms of the agreement, the Company made a cash payment of $4,800 to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that will be delivered by Steppe Gold within the next eight months. First delivery under the arrangement was made in December 2022.

The Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss (“FVTPL”) and fair value is calculated based on the London Bullion Market Association (“LBMA”) PM fix on the last trading day of the quarter.

f.	Credit Facility Amendment

On September 22, 2022, the Company extended the maturity of the $500,000 Credit Facility by three years, with a new maturity date of August 30, 2026, and increased the uncommitted accordion from $100,000 to $200,000, for a total availability of up to $700,000. Under the amendment, the London Inter-Bank Offered Rate (“LIBOR”) benchmark interest rate was replaced by the Secured Overnight Financing Rate (“SOFR”). All other significant terms of the Credit Facility remain unchanged. Transaction costs relating to the amendment of $1,844 were recorded in other assets on the effective date of the amendment.

g.	New York Stock Exchange Listing

On August 30, 2022, the Company commenced trading on the New York Stock Exchange (the “NYSE”) under the symbol “TFPM”, the same symbol the Company’s common shares trade under in Canadian dollars on the TSX. Prior to the NYSE listing, the Triple Flag common shares traded on the TSX in both Canadian dollars (under the symbol “TFPM”) and U.S. dollars (under the symbol “TFPM.U”). On September 16, 2022, Triple Flag discontinued use of the TFPM.U ticker symbol.

h.	Stornoway Restructuring

On April 29, 2022, Stornoway Diamonds (Canada) Inc. (“Stornoway”), the Renard Streamers (including TF R&S Canada Limited, a subsidiary of TF Precious Metals) and the secured creditors of Stornoway (including TF R&S Canada Limited) completed amendments to the Renard stream and secured debt of Stornoway. Key components of the agreements are as follows:

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

•	The amounts outstanding under the Stornoway Working Capital Facility (the “Facility”) were fully repaid on April 29, 2022 (Stornoway repaid C$1,493 to Triple Flag);
•	The Facility remains available to be drawn by Stornoway up to an amount of C$20,000 in total (C$2,600 attributable to Triple Flag). The maturity date of the Facility has been extended to December 31, 2025;
•	Stream payments will be required in a given quarter provided:

-	Stornoway satisfies certain minimum cash thresholds, and
-	No amounts are outstanding under the Working Capital Facility;

•	In the event that Stornoway does not satisfy minimum cash thresholds at the end of a given quarter, the Renard Streamers will be required to resume reinvesting all or a portion of their net proceeds under the Renard stream into the Stornoway Bridge Financing Facility (the “Bridge”); and
•	The maturity date of the Bridge and other loans has been extended to December 31, 2025, subject to further extension of the maturity of the Bridge to December 2028 in certain events. Certain amounts outstanding under the Bridge are subject to early repayment at the end of each year to the extent that Stornoway then satisfies certain excess cash thresholds.

Stream payments resumed in the second quarter of 2022 as a result of Stornoway satisfying the minimum cash threshold and having no amounts outstanding under the Working Capital Facility.

i.	Acquisition of Sofia NSR Royalty

On March 7, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 1% NSR royalty over the Sofia Project (“Sofia”), located in Chile, for $5,000. The transaction closed on May 3, 2022. Concurrent with the royalty purchase agreement, the Company also acquired 2 million common shares of 2673502 Ontario Inc., a company with a 96% interest in AndeX Minerals, which in turn owns 100% of Sofia, for C$3,000 and received a right of first refusal over an additional 1% NSR royalty covering Sofia. Transaction costs incurred of $192 were capitalized.

j.	Talon Royalty Buydown

On February 15, 2022, Talon Nickel (USA) LLC (“Talon”) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack Project in exchange for a payment of $4,500, resulting in a gain of $2,099. The Company acquired its royalty on the Tamarack Project for $5,000 in March 2019.

k.	Beaufor Royalty

On February 4, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 2% NSR royalty (with a milestone-based stepdown to 1%) on the Beaufor mine for C$6,750. In connection with this transaction, the Company entered into a binding agreement with Monarch Mining Corporation (“Monarch”), the operator of the Beaufor mine, to provide Monarch with additional funding of C$4,500 in consideration for increasing the royalty rate to 2.75% and eliminating the stepdown. Both transactions were funded on February 14, 2022. Refer to Note 13 for additional details.

l.	Gunnison Stream Amendment

On December 22, 2021, the Company and Excelsior Mining Corp., including its subsidiaries (“Excelsior”), agreed to an amendment to the stream agreement between the Company and Excelsior, to help facilitate certain transactions. Pursuant to the amendment, the Company and Excelsior agreed to remove Excelsior’s buydown option and concurrently agreed to re-price Triple Flag’s 3.5 million common share purchase warrants to C$0.54 per common share (from the prior exercise price of C$1.50 per common share). This amendment was reflected in our results for the year ended December 31, 2021.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

m.	Acquisition of Chilean Royalty Portfolio

On December 21, 2021, the Company entered into an agreement with Azufres Atacama SCM to acquire 2% NSR royalties on each of the Aster 2, Aster 3 and Helada properties that are proximal to Gold Fields Limited’s (“Gold Fields”) Salares Norte project in Chile for $4,900. These properties cover prospective exploration ground that Gold Fields has been exploring. The Salares Norte project is currently under construction with anticipated first production in 2023. The royalties include buydown provisions that would reduce the amount of each NSR royalty from 2% to 1%. The amount to be received by the Company if the buydown provisions are exercised would be $2,000 for the Aster 2 royalty and $4,000 for each of the Aster 3 and Helada royalties. The acquisition of the royalties has been recorded as mineral interests. Transaction costs incurred of $98 were capitalized.

n.	Normal Course Issuer Bid and Automatic Share Purchase Plan

In October 2021, the Company established a NCIB. Under the NCIB, the Company could acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB were authorized until October 13, 2022. Daily purchases were limited to 8,218 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 20, 2021 to October 5, 2021, being 32,872 common shares, except where purchases were made in accordance with the “block purchase exemption” of the TSX rules. All common shares that were repurchased by the Company under the NCIB were cancelled.

In December 2021, in connection with the NCIB, that expired on October 13, 2022, the Company entered into an ASPP with the designated broker responsible for the NCIB. The ASPP was implemented effective January 1, 2022. The ASPP was intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company could instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases would be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP.

o.	Dividend Reinvestment Plan

In October 2021, Triple Flag announced that it had implemented a Dividend Reinvestment Plan (“DRIP”). Participation in the DRIP is optional and will not affect shareholders’ cash dividends, unless they elect to participate in the DRIP. At the Company’s discretion, reinvestment will be made by acquiring common shares from the open market or issuing shares from Treasury. The plan is effective for dividends declared by the Company, beginning with dividends declared November 2021. The DRIP is limited to non-U.S. participants.

p.	Initial Public Offering

TF Precious Metals closed its initial public offering (“IPO”) on May 26, 2021. TF Precious Metals sold an aggregate of 19,230,770 treasury common shares at an offering price of $13.00 per share. On June 29, 2021, the underwriters of the IPO exercised an over-allotment option granted to purchase a further 1,058,553 treasury common shares at the initial offering price of $13.00 per share. In connection with the IPO, the common shares were listed on the TSX only in both Canadian and U.S. dollars under the symbols TFPM and TFPM.U, respectively. Total proceeds from the IPO, net of underwriter fees and various issue costs, were $245,115.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

q.	IAMGOLD Royalty Portfolio Purchase

On January 12, 2021, the Company entered into an agreement (the “IAMGOLD Agreement”) to purchase a royalty portfolio from IAMGOLD Corporation and certain of its subsidiaries (together, “IAMGOLD”). On March 26, 2021, the Company and IAMGOLD entered into an amendment agreement to the IAMGOLD Agreement pursuant to which the Company agreed to acquire a royalty portfolio consisting of 34 royalties on various exploration and development properties for an aggregate acquisition price of $45,667. The acquisition of 33 royalties for $35,667 closed effective March 26, 2021. The acquisition of the remaining royalty, Antofagasta’s Polo Sur project located in Chile, closed on April 16, 2021, following satisfaction of certain corporate actions in Chile. Transaction costs incurred of $393 were capitalized at the acquisition date.

7. Cash and cash equivalents

As at December 31	2022	2021
Bank balances	$34,748	$17,661
Short-term deposits	36,350	23,011
Total cash and cash equivalents	$71,098	$40,672

Cash and cash equivalents include cash and money market investments with original maturities of less than 90 days.

8. Amounts receivable and prepayments

As at December 31	2022	2021
Royalties receivable	$7,510	$6,313
Prepayments	1,306	637
Other receivable	551	-
Sales tax recoverable	236	74
Total amounts receivable and prepayments	$9,603	$7,024

Royalties receivable represents amounts that are generally collected within 45 days of quarter-end. Prepayments largely represent various insurance programs that are in place.

9. Inventory

As at December 31	2022	2021
Gold credits[1]	$-	$938
Silver credits[2]	-	434
Total inventory	$-	$1,372

1.	Represents nil oz of gold (2021: 1,188 oz), and includes depletion of $nil at December 31, 2022 (2021: $727).
2.	Represents nil oz of silver (2021: 34,194 oz), and includes depletion of $nil at December 31, 2022 (2021: $352).

Inventory comprises unsold ounces of gold and silver credits acquired. Cost of sales represents the value of inventory expensed during the year.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

10. Loans receivable

As at December 31	2022	2021
Bridge Financing - Stornoway Diamonds[1]	$11,096	$8,561
Working Capital Facility - Stornoway Diamonds[2]	-	1,127
Total loans receivable	$11,096	$9,688

1.	Represents a receivable under a bridge financing facility provided by certain secured lenders, including the Company, in June 2019 to Stornoway and certain of its subsidiaries. The loan bears interest at 8.25% per annum, which is calculated and compounded monthly and is capitalized until repayment. The increase in the loan balance during the year ended December 31, 2022 represents additional funding and interest accrued on the loan. The loan has been extended to December 31, 2025 and has been reclassified to non-current. Refer to Note 6f for additional details.
2.	Represents working capital financing initially provided to Stornoway in 2019. The loan was fully repaid on April 29, 2022.

11. Other financial assets

As at December 31	2022	2021
Investments	$5,372	$13,672
Prepaid gold interest	4,534	-
Total other financial assets	$9,906	$13,672

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy because the relevant observable inputs are not available. Refer to Note 26 for additional details.

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4,800 to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that will be delivered by Steppe Gold within the next eight months. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and fair value is calculated based on the London Bullion Market Association PM fix on the last trading day of the quarter.

For the year ended December 31, 2022, the Company recognized a loss of $4,066 (2021: $10,786) as a result of changes in fair value of investments and prepaid gold interest.

12. Mineral interests

December 31, 2022	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2022	$1,277,091	$234,476	$1,511,567
Additions[2]	4,163	53,782	57,945
Disposals[3]	-	(2,401)	(2,401)
As at December 31, 2022	$1,281,254	$285,857	$1,567,111

Accumulated depletion and impairments
As at January 1, 2022	$(244,506)	$(41,828)	$(286,334)
Depletion	(39,589)	(9,417)	(49,006)
Impairment charges[4]	-	(3,600)	(3,600)
As at December 31, 2022	$(284,095)	$(54,845)	$(338,940)
Carrying value	$997,159	$231,012	$1,228,171

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

December 31, 2021	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2021	$1,276,549	$183,755	$1,460,304
Additions[5]	542	50,721	51,263
As at December 31, 2021	$1,277,091	$234,476	$1,511,567

Accumulated depletion and impairments
As at January 1, 2021	$(200,060)	$(31,524)	$(231,584)
Depletion	(44,446)	(10,304)	(54,750)
As at December 31, 2021	$(244,506)	$(41,828)	$(286,334)
Carrying value	$1,032,585	$192,648	$1,225,233

1.	Includes $1,036,220 (2021: $1,081,063) of depletable mineral interest and $191,951 (2021: $144,170) of non-depletable mineral interest.
2.	Reflects NCU Royalty and Stream amendment, acquisition of Clean Air Metals royalty, Beaufor Royalty, and Sofia royalty. Transaction costs incurred to date have been capitalized. See note 6 for further details.
3.	Reflects Talon royalty buy-down which resulted in a gain of $2,099. See note 6h for further details.
4.	Reflects impairment charge taken for the Beaufor royalty. See note 13 for further details.
5.	Reflects acquisition of IAMGOLD royalty portfolio and Nevada Copper Stream reinvestment funding.

13. Impairment of Streams, Royalties and other interests

In accordance with the Company’s accounting policy, non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Impairments in the carrying value of each cash-generating unit (“CGU”) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”), which is generally calculated using an estimate of future discounted cash flows.

For the years ended December 31, 2022 and 2021, the Company reviewed all assets for indicators of impairment or reversal of impairment for the Company’s mineral interests and concluded there were no indicators of impairment or reversal of impairment, except as noted below.

In the second half of 2022, Monarch suspended its operations at the Beaufor Mine due to financial and operational challenges. The mine was put on care and maintenance for an indefinite period. Due to the continued suspension of operations at the Beaufor Mine, the Company concluded that this was a triggering event. As a result, management performed an impairment analysis for the Beaufor royalty investment as at December 31, 2022, resulting in an impairment of $3,600.

The Beaufor royalty was written down to its estimated recoverable amount of $6,836. The Company estimated the recoverable amount based on the fair value model on a discounted cash flows basis. The different scenarios considered changes in grade and restart plan. The main valuation inputs used were the cash flows expected to be generated from the Beaufor royalty over the estimated life of the mine, based on long term per ounce gold prices, and a 5% discount rate.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The Company also performed a sensitivity analysis for the discount rate. A 1% increase in discount rate would have resulted in an additional impairment charge of $357, while holding all other assumptions correct.

14. Other assets

As at December 31	2022	2021
Deferred charges – Credit Facility[1]	$2,445	$1,805
Right-of-use asset[2]	1,811	929
Leasehold improvements and other	291	417
Total other assets	$4,547	$3,151

1.	Represents costs associated with issuance and amendment of the Credit Facility. These costs are being amortized over the life of the Credit Facility.
2.	Represents the asset recognized upon IFRS 16. It relates to a seven year lease entered into by the Company for a term which commenced on October 1, 2018, further extended to December 31, 2029, and is being amortized over the remaining life of the lease.

15. Amounts payable and other liabilities

As at December 31	2022	2021
Accrued liabilities[1]	$9,363	$3,223
Amounts payable	1,027	147
Accrued interest[2]	496	496
Share-based payments (Note 22)	434	-
Total amounts payable and other liabilities	$11,320	$3,866

1.	Accrued liabilities include accruals for annual short-term incentive and services performed, both of which are expected to be paid subsequent to year-end.
2.	Accrued interest represents standby charges accrued on the Credit Facility.

16. Lease obligation

As at December 31	2022	2021
At January 1	$1,127	$1,378
Lease extension[1]	1,130	-
Repayments	(359)	(258)
Foreign exchange difference	19	7
At December 31	$1,917	$1,127

Lease obligation - current	$277	$270
Lease obligation - non-current	1,640	857
At December 31	$1,917	$1,127

1.	The seven year lease was entered into by the Company for a term which commenced on October 1, 2018, further extended to December 31, 2029, and is being amortized over the remaining life of the lease.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

17. Long-term debt

As at December 31	2022	2021
Long-term debt – beginning of year	$-	$275,000
Revolving Credit Facility drawdown	-	44,000
Repayments	-	(319,000)
Long-term debt	$-	$-

Revolving Credit Facility

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company’s assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

•	Base rate loans with interest payable monthly at the greater of: (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (December 31, 2021: 0.75% and 1.75% per annum) depending upon the Company’s leverage ratio; or
•	SOFR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of SOFR, plus between 1.75% and 2.75% per annum (December 31, 2021: 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

As at December 31, 2022, the Credit Facility remains undrawn (December 31, 2021: $nil). Finance costs, net for the year ended December 31, 2022 were $3,217 (2021: $6,342), including interest charges, the impact of the pay-fixed receive-float interest rate swap and standby fees. Standby fees range from 0.39% to 0.62% per annum (2021: 0.39% to 0.62% per annum) depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at December 31, 2022, all such ratios and requirements were met.

On April 30, 2020, the Company entered into a pay-fixed receive-float interest rate swap to hedge the LIBOR rate on $150,000 of the Credit Facility. The swap was terminated on May 28, 2021. Refer to Note 26 for additional details.

18. Operating Expenses by Nature1

For the years ended December 31	2022	2021
Employee costs[2,3]	$11,890	$8,401
Office, insurance and other expenses	4,113	2,352
Professional services[3]	2,115	1,832
Amortization	374	399
Total operating expenses	$18,492	$12,984

1.	Includes general administration costs and business development costs.
2.	Includes share-based compensation expense of $5,054 (2021: $2,337).
3.	Certain costs have been presented within business development costs due to their nature.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

19. Finance costs, net

For the years ended December 31	2022	2021
Interest expense - long-term debt	$3,217	$6,342
Interest expense - lease obligation	95	81
Interest income - other	(1,899)	(750)
Total finance costs, net	$1,413	$5,673

20. Commitments and contingencies

Commitments

Mineral interests

The following table summarizes the Company’s commitments to make per unit cash payments for metal to which it has the contractual right pursuant to the metal purchase and sale agreement:

Mineral interest	Commodity	Inception date	Attributable volume purchased		Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	65	%(1)	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017	25	%(2)	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017	50	%(3)	17% of spot	Life of mine
Renard	Diamond	Nov. 29, 2017	4%		Lesser of 40% of achieved sales price or $40	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	97.5	%(4)	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	97.5	%(4)	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	16.5	%(5)	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	100	%(6)	5% of spot	Life of mine
RBPlat	Gold	Jan. 23, 2020	70	%(7)	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	54	%(8)	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	80	%(9)	10% of spot	Life of mine

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter 50% of silver subject to an annual cap of 59,315 ounces.
4.	Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.
5.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison project’s production capacity increases. Triple Flag has the option to increase its stream participation percentage by paying an additional deposit of an amount up to US$65 million.
6.	The streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
7.	70% of payable gold produced until 261,000 ounces have been delivered and 42% thereafter.
8.	54% of payable gold produced until 630,000 ounces have been delivered and 27% thereafter.
9.	80% of payable silver produced until 9,000,000 ounces have been delivered and 40% thereafter.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Contingencies

i.	Kemess Project

On May 16, 2018, Triple Flag entered into a silver purchase and sale agreement in relation to silver production from the Kemess project. In exchange for an upfront deposit of $45,000 and ongoing payments of 10% of the average five-day silver market price for each ounce of silver purchased, Triple Flag will receive 100% of the payable silver produced at the mine, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of copper produced from the Kemess underground area and fixed payable metal percentages for copper and silver. The upfront deposit is to be paid in four installments: $10,000 upon a construction decision, $10,000 on the first anniversary of the initial payment, and two $12,500 payments on the following two anniversaries.

Funding of the upfront deposit is subject to certain closing conditions, including the public announcement by Centerra Gold Inc. of a construction decision. To date, no construction decision has been announced.

ii.	Hemlo Royalty supplemental payment

The Company has contingent payments due in respect of the Hemlo royalty, which was acquired as part of the royalty portfolio purchased from Centerra Gold Inc. For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces, the Company is required to make payments of C$50. The Company has incurred C$350 since acquiring the royalty.

iii.	Eagle River Royalty supplemental payment

The Company has contingent payments due in respect of the Eagle River royalty, which was acquired as part of the royalty portfolio purchased from Centerra Gold Inc. For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces, the Company is required to make payments of C$50. The Company has incurred C$350 since acquiring the royalty.

iv.	Nevada Copper Stream Amendment and Acquisition of Royalties

On October 28, 2022, under the most recent stream amendment, the Company accelerated the payment of the remaining unfunded deposit in the amount of $3,808. Pursuant to the purchase of a 2% NSR royalty on the Tedeboy Area, a contingent payment of $5,000 will be funded upon commencement of commercial production.

v.	Clean Air Metals NSR Royalty

On December 19, 2022, the Company entered into a royalty purchase agreement with Clean Air Metals Inc. to acquire a 2.5% NSR royalty on the Thunder Bay North Project in Northern Ontario, Canada for C$15,000. The first tranche of C$10,000 was funded. Subject to certain conditions, the remaining C$5,000 will be funded within 90 days.

21. Related party transactions

The Company’s related parties are its key management personnel, its Directors, as well as Triple Flag Mining Aggregator S.à r.l. (“Aggregator”) and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l. (‘‘Luxco’’). Aggregator and Luxco together own a majority of the issued and outstanding common shares of the Company, and are controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates.

Compensation for key management personnel of the Company was as follows:

For the years ended December 31	2022	2021
Salaries and short-term employee benefits[1]	$6,836	$6,064
Share-based payments[2]	5,054	2,337
	$11,890	$8,401

1.	Includes salary, benefits and bonuses earned in the period.
2.	Represents stock options, restricted share units, and deferred share units.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

22. Stock-based compensation

Stock options

Under the Company’s SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board, which may not be less than the fair market value of a common share (being the closing price of a common share on the TSX on the last trading day immediately prior to the applicable date on which the stock option is granted). Stock options vest equally in annual instalments over three years and have a seven year expiry.

At December 31, 2022, 3,032,771 (2021: 1,517,910) stock options were granted and outstanding. The options are expected to expire seven years after the grant date with an exercise price equal to the offering price of $13.00 per share. The options were valued using the Black-Scholes model and incorporated several key assumptions, which include volatility of 31% (2021: 31%), expected dividend yield of 1.5% (2021: 1.5%), option life of 4.5 years (2021: 4.5 years), forfeiture rate of 10% (2021: 10%) and risk-free rate of 1.5% (2021: 0.50%). The options will vest one-third on each of the following three anniversaries of the grant date.

The expected volatility assumptions have been developed taking into consideration historical volatility of comparable peer companies. Expected life of the option is derived from the option valuation model, factoring in vesting and expiry of the options. Forfeitures have also been factored in based on historical forfeiture rates. The risk-free rate is based on the Government of Canada benchmark bond yields in effect at the time of the grant.

Compensation expense for stock options was $3,304 in 2022 (2021: $1,311) and is presented as a component of employee costs within operating expenses. Options of 505,970 (2021: nil) were available to be exercised in 2022, but no options were exercised.

Employee Stock Option Activity

	2022		2021
	Shares	Average price	Shares	Average price
At January 1	1,517,910	$13	-	$-
Granted	1,514,861	13	1,517,910	13
At December 31	3,032,771	$13	1,517,910	$13

Stock Options Outstanding

	Outstanding				Exercisable
Exercise price	Shares	Average price	Average life (years)	Intrinsic value[1]	Shares	Average price	Intrinsic value[1]
$13	3,032,771	$13	5.8	$2,305	505,970	$13	385

1.	Based on the closing market share price on December 31, 2022 of USD $13.76.

As at December 31, 2022, there was $2,445 (2021: $2,286) of total unrecognized compensation cost relating to stock options. The Company expects to recognize this cost over a weighted average period of 0.7 years.

Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

During the year ended December 31, 2022, 69,102 RSUs (2021: 69,217) were awarded to employees and officers of the Company. The RSUs will vest in full on the third anniversary of the grant date, with additional RSUs credited to reflect dividends paid over the vesting period. Included in the Company’s stock-based compensation expense is an amount of $605 (2021: $162) relating to RSUs. As at December 31, 2022, there was $1,048 (2021: $669) of total unrecognized non-cash stock-based compensation expense relating to unvested RSUs granted, which is expected to be recognized over a weighted average period of 1.8 years. The value of the RSU liability as at December 31, 2022 was $776 (2021: $162).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

During the year ended December 31, 2022, 72,439 DSUs (2021: 72,000) were granted to its non-executive independent Directors under the DSU Plan. Additional DSUs are credited to reflect dividends paid. All outstanding DSUs granted are available to be redeemed on December 31, 2022. No DSUs were redeemed during the year. The mark-to-market adjustment recorded for the year ended December 31, 2022 in respect of the DSU Plan resulted in an increase in the DSU liability of $97 (2021: decrease of $72). The value of the DSU liability as at December 31, 2022 was $1,999 (2021: $864), of which $434 (2021: $nil) has been classified as current.

23. Income Taxes

a.	Income tax expense

For the years ended December 31	2022	2021
Current income tax expense	$5,559	$6,092
Deferred tax expense	(770)	344
Income tax expense	$4,789	$6,436

For the years ended December 31	2022	2021
Tax expense related to continuing operations
Current
Canada	$-	$-
International	5,559	6,092
	5,559	6,092
Deferred
Canada	(807)	289
International	37	55
	(770)	344
Income tax expense	$4,789	$6,436

A reconciliation between income tax expense and the product of accounting profit multiplied by the Company’s weighted average tax rate applicable to profits of the consolidated entities is provided below:

For the years ended December 31	2022	2021
Earnings before income taxes	$59,875	$51,963

At 26.5% statutory rate	$15,867	$13,770
Tax effects of:
Income/expenses not taxed	1,105	(52)
Adjustments in respect to prior year	(392)	776
Temporary difference subject to Initial Recognition Exemption	668	1,003
Differences in foreign statutory tax rates	(12,901)	(8,737)
Impact of foreign exchange on deferred tax balance	368	(284)
Other	74	(40)
Income tax expense	$4,789	$6,436

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

b.	Deferred income tax

The significant components of deferred income tax liabilities as at December 31, 2022 and 2021, respectively, are as follows:

Summary of Deferred Income Tax Assets and Liabilities

For the years ended December 31	2022	2021
Deferred tax assets
Non-capital loss carryforwards	$11,908	$11,589
Stream and other assets	981	252
	12,888	11,841
Deferred tax liabilities
Royalties and other assets	(11,763)	(11,678)
	1,125	163

Classification
Non-current assets	2,610	2,597
Non-current liabilities	(1,485)	(2,434)
	$1,125	$163

Movement in Net Deferred Taxes

For the years ended December 31	2022	2021
Balance, beginning of the year	$163	$595
Recognized in profit and loss	770	(344)
Recognized in other comprehensive income	-	(88)
Corporate Minimum Tax	192	-
Balance, end of year	$1,125	$163

Changes in deferred tax assets and liabilities have been recorded in net income for all periods presented.

Non-Capital Losses

Non-capital losses (“NCLs”) generated in Canada that are not utilized will expire in a period of 20 years from the date of incurrence. As a result, the current non-capital loss balance has losses that expire between 2039 and 2042, as follows:

Year of Expiry	2039	2040	2041	2042	Total
NCLs	$18,132	$7,837	$13,032	$3,407	$42,408

24. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At December 31, 2022, the share capital comprised 155,685,593 common shares with no par value.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

	Number of common shares	Share Capital
Balance at December 31, 2020	135,903,392	$1,009,151
Additional shares issued from Treasury	20,289,323	245,115
Normal course issuer bid purchase of common shares	(155,978)	(1,253)
Balance at December 31, 2021	156,036,737	$1,253,013
Normal course issuer bid purchase of common shares	(351,144)	(2,819)
Balance at December 31, 2022	155,685,593	$1,250,194

During the second quarter of 2021, the Company issued 20,289,323 shares pursuant to the IPO, including the over-allotment option, for gross proceeds of $263,761 ($245,115 net of underwriter fees and various issue costs of $18,646). In October 2021, Triple Flag established a NCIB program, which expired on October 13, 2022. In November 2022, the Company renewed its NCIB. Under the renewed NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023. For the year ended December 31, 2022, the Company purchased 351,144 (2021: 155,978) of its common shares under the NCIB for $4,127 (2021: $1,679), of which $2,819 (2021: $1,253) was of share capital.

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods.

Dividends

In 2022, we declared and paid dividends in United States dollars totaling $30,406 (2021: $14,838). For the year ended December 31, 2022, no shares were issued from treasury for participation in the DRIP.

25. Capital management

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, meet contractual obligations under stream agreements with respect to mineral interests and facilitate debt repayments.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at December 31, 2022, the Company expects its capital resources and projected future cash flows from operations will be sufficient to support its normal operating requirements on an ongoing basis. Refer to the liquidity risk section of Note 26 for further discussion of the availability of funds to the Company.

The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its Credit Facility (refer to Note 17) as at December 31, 2022.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

26. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments), investments and loans receivable, amounts payable and other liabilities, lease obligations and long-term debt.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to credit risk include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments) and loans receivable. The amounts receivable (excluding sales taxes and prepayments) are carried at amortized cost and had a carrying value of $8,061 as at December 31, 2022 (December 31, 2021: $6,313). Considering the current turnover and credit risk associated with the amounts receivable (excluding sales taxes and prepayments) and loans receivable, the application of the expected credit loss model did not have a significant impact on the Company’s financial assets, because the Company determined that the expected credit losses on its financial assets were nominal.

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 11 for additional details on investments that are measured at fair value.

The carrying value of amounts receivable (excluding sales taxes and prepayments), cash and cash equivalents, investments, loans receivable, amounts payable and other liabilities, and long-term debt approximates their fair value. Financial assets and financial liabilities as at December 31, 2022 and December 31, 2021 were as follows:

As at December 31, 2022	FVTPL	Financial Assets at amortized cost	Financial Liabilities at amortized cost
Cash and cash equivalents	$-	$71,098	$-
Amounts receivable (excluding sales taxes and prepayments)	-	8,061	-
Other financial assets	9,906	-	-
Loans receivable	-	11,096	-
Amounts payable and other liabilities	-	-	11,320
Total	$9,906	$90,255	$11,320

As at December 31, 2021	FVTPL	Financial Assets at amortized cost	Financial Liabilities at amortized cost
Cash and cash equivalents	$-	$40,672	$-
Amounts receivable (excluding sales taxes and prepayments)	-	6,313	-
Other financial assets	13,672	-	-
Loans receivable	-	9,688	-
Amounts payable and other liabilities	-	-	3,866
Long-term debt	-	-	-
Total	$13,672	$56,673	$3,866

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Derivative Financial Instruments

In the normal course of business, the Company’s assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks. The time frame and manner in which the Company manages those risks varies for each item based upon the assessment of the risk and available alternatives for mitigating risk. For some of these particular risks, the Company believes that derivatives are an appropriate way of managing the risk. The Company uses derivatives as part of the risk management program to mitigate risk. The derivatives used meet hedge effectiveness criteria and are designated in a hedge accounting relationship.

Derivatives are designated as hedges of highly probable forecasted transactions (‘‘cash flow hedges’’), referred to as ‘‘accounting hedges’’. Hedges that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

On April 30, 2020, the Company entered into a pay-fixed receive-float interest rate swap (the “swap”) to hedge the LIBOR rate on $150,000 of its Credit Facility. The swap had been designated as a cash flow hedge, as it converted the floating rate debt to fixed. Through the swap, interest on $150,000 of the balance outstanding under the facility was fixed at 0.315% plus the applicable margin, depending on the Company’s leverage ratio. On May 28, 2021, the Company paid $297 to terminate the swap, in conjunction with partial repayment of the Credit Facility. As a result, the Company discontinued hedge accounting and released a loss of $297 ($218 loss net of tax) from AOCI.

27. Financial risk exposure and risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Company is exposed to the following types of risk and manages them as follows:

a.	Currency risk

As the Company evaluates potential mining interests across the globe some of the Company’s financial instruments and transactions are denominated in currencies other than the U.S. dollar. The fluctuation of the U.S. dollar in relation to different currencies will consequently have an impact upon the expenses and profitability of the Company and may also affect the value of the Company’s assets.

To mitigate this risk, the Company maintains the majority of its cash balances in U.S. dollars and purchases of foreign currencies are made only as and when required, at the prevailing spot price to fund corporate activities and facilitate payments.

b.	Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.

The only liability subject to interest is the Credit Facility which bears a variable interest rate when drawn. The undrawn Credit Facility is subject to standby charges linked to interest rates. An increase of 1% in interest rates would have resulted in a decrease in net income of $nil (2021: $353). The Company has used interest rate swaps to mitigate some of its exposure to interest rate risk in 2021. Refer to Note 26 for details.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

c.	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s royalty receivables, cash and cash equivalents and short-term investments.

The Company’s metals received from the various mineral interests are sold to a third-party broker and have limited credit risk.

The Company receives royalty payments on a quarterly basis and the risk associated with collection of royalties is minimal since the royalty payments are from mines that generally generate cash flows.

In the case of other receivables of financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of a non-payment by the third party to cover the net book value of the note receivable.

The Company manages counterparty credit risk, in respect of cash and cash equivalents, by maintaining bank accounts with highly rated U.S. and Canadian banks. As at December 31, 2022, the Company’s cash and cash equivalents are maintained with U.S. and Canadian banks with a minimum of an A1/P1 rating.

d.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows, and short-term and long-term debt. The Company primarily uses funds generated from operating activities to fund operational expenses and interest and principal payments on its borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, and by utilizing access to undrawn credit facilities.

The Company believes its cash on hand and estimated cash flow from royalties and the sales of metal credits will be sufficient to fund its anticipated operating cash requirements for the next twelve months.

Below is a maturity analysis of the Company’s financial liabilities and contractual obligations:

		Less than one	One to three	After three
As at December 31, 2022	Total	year	years	years
Amounts payable and other liabilities	$11,320	$11,320	$-	$-
Lease obligation	1,917	277	525	1,115
Total contractual obligations	$13,237	$11,597	$525	$1,115

		Less than one	One to three	After three
As at December 31, 2021	Total	year	years	years
Amounts payable and other liabilities	$4,730	$4,730	$-	$-
Lease obligation	1,127	270	609	248
Total contractual obligations	$5,857	$5,000	$609	$248

e.	Commodity price risk

The profitability of the Company’s operations and mineral interests relates primarily to the market price and outlook of gold and silver.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Commodity prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of commodities increases over time, the fair value of the Company’s mineral interests will increase and cash flows will improve; conversely, declines in the price of a commodity will reduce the fair value of mineral interests and cash flows. A protracted period of depressed prices could impair the Company’s operations and acquisition opportunities, and significantly erode shareholder value.

An increase (decrease) of 10% in the price of gold and silver, the Company’s two largest net revenue sources, would have resulted in an increase (decrease) of net income from continuing operations of approximately $6,731 ($6,399) and $5,538 ($6,229), respectively. The Company does not use derivatives to mitigate its exposure to commodity price risk.

28. Revenue

Revenue is comprised of the following:

For the years ended December 31	2022	2021
Revenue from contracts with customers
Streaming and related interests
Silver	$61,051	$68,777
Gold	50,222	42,885
Other	10,301	7,609
Royalty Interests	28,705	31,150
Revenue - other	1,606	-
Total revenues	$151,885	$150,421

Stream and royalty interest revenues were mainly earned from the following mineral interests:

For the years ended December 31	2022	2021
Revenue from contracts with customers
Streaming and related interests
Cerro Lindo	$46,742	$55,140
Northparkes	25,316	26,797
Altan Tsagaan Ovoo	15,503	6,096
RBPlat	13,817	14,564
Renard	9,437	6,903
Buriticá	9,150	7,922
Other	1,609	1,849
	$121,574	$119,271

Royalty Interests
Fosterville	$15,275	$18,570
Young-Davidson	5,602	5,067
Dargues	4,218	3,121
Other	3,610	4,392
	$28,705	$31,150
Revenue from contracts with customers	$150,279	$150,421
Revenue - other	$1,606	$-
Total revenues	$151,885	$150,421

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

29. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metal and other high-quality streams and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals and diamonds received or acquired from streams and royalties is determined by the location of the mining operations giving rise to the stream or royalty interest.

For the years ended December 31, 2022 and 2021, stream and royalty revenues were mainly earned from the following jurisdictions:

Revenue by Geography

For the years ended December 31	2022	2021
Australia[1]	$47,482	$51,325
Peru[2]	46,742	55,140
Canada[3]	17,582	13,525
Mongolia[2]	15,503	6,096
South Africa[2]	13,817	14,564
Colombia[2]	9,150	7,922
United States[2]	1,609	1,849
Total revenues	$151,885	$150,421

1.	Includes revenue from streams for the year ended December 31, 2022 of $25,316 (2021: $26,797) and revenues from royalties for the year ended December 31, 2022 of $22,166 (2021: $24,528).
2.	All revenue from streams.
3.	Includes revenue from streams for the year ended December 31, 2022 of $9,437 (2021: $6,903), revenues from royalties for the year ended December 31, 2022 of $6,539 (2021: $6,622) and other revenue of $1,606 (2021: $nil).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

For the years ended December 31, 2022 and 2021, non-current assets were located in the following jurisdictions:

As at December 31	2022	2021
Australia	$572,988	$587,208
United States	200,457	172,902
Canada	151,800	125,546
South Africa	131,345	135,722
Peru	95,620	116,974
Colombia	48,577	50,718
Chile	20,172	14,900
Mongolia	19,315	20,861
Other	6,150	6,150
Total non-current assets	$1,246,424	$1,230,981

30. Changes in working capital

As at December 31	2022	2021
(Increase) decrease in amounts receivable	$(4,828)	$2,380
Increase in other assets	-	1,185
Decrease (Increase) in inventory [1]	293	(293)
Decrease (Increase) in loans receivable	1,126	(3,872)
(Decrease) Increase in amounts payable and other liabilities	3,009	1,375
Change in working capital	$(400)	$775

1.	Excludes depletion.

31. Earnings per share - basic and diluted

For the years ended December 31	2022	2021
Net earnings	$55,086	$45,527
Weighted average shares outstanding	155,950,659	148,025,464
Earnings per share - basic and diluted[1]	$0.35	$0.31

1.	The Company has no dilutive instruments for the year ended December 31, 2022 or earlier periods.

32. Subsequent events

Acquisition of Maverix Metals Inc.

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix pursuant to the terms of an arrangement agreement dated November 9, 2022 (the “Agreement”). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration would not exceed 15% of the total consideration and the aggregate share consideration does not exceed 85% of the total consideration. In connection with the closing, Triple Flag paid $86,666, issued 45,097,390 common shares to all former Maverix shareholders and incurred $5,665 of transaction costs. The transaction will be recorded as an asset acquisition during the first quarter of 2023.